UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

December 16, 2019 (December 15, 2019)

Date of Report (Date of earliest event reported)

DuPont de Nemours, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38196	81-1224539
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

974 Centre Road, Building 730 Wilmington, Delaware 19805

(Address of Principal Executive Offices) (Zip Code)

(302) 774-1000

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On December 15, 2019, DuPont de Nemours, Inc. (“DuPont”) and International Flavors and Fragrances Inc. (“IFF”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, by and among DuPont, Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont, IFF and Neptune Merger Sub I Inc., a wholly owned subsidiary of IFF. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of N&Bco and IFF, which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

DuPont Contact Information

DuPont Investors:	Media:
Lori Koch	Dan Turner
Lori.d.koch@dupont.com	Daniel.a.turner@dupont.com
+1 302-999-5631	+1 302-996-8372

IFF Contact Information

Michael DeVeau

Michael.DeVeau@iff.com

+1 212-708-1212

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper

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payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

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Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated December 15, 2019

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUPONT DE NEMOURS, INC. Registrant

Date: December 16, 2019	By:	/s/ Jeanmarie Desmond
	Name:	Jeanmarie Desmond
	Title:	Chief Financial Officer

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Exhibit 99.1

FOR IMMEDIATE RELEASE

IFF Contact Information	DuPont Investors:	DuPont Media:

Michael DeVeau	Lori Koch	Dan Turner
Michael.DeVeau@iff.com	Lori.d.koch@dupont.com	Daniel.a.turner@dupont.com
+1 212-708-1212	+1 302-999-5631	+1 302-996-8372

IFF to Merge with DuPont’s Nutrition & Biosciences Business

Creates New Global Integrated Solutions Leader Serving Consumer-Oriented Food &

Beverage, Home & Personal Care and Health & Wellness End Markets

The Deal Values the Combined Company at $45.4 billion on an Enterprise Value Basis,

Reflecting a Value of $26.2 billion for the N&B business with Combined Pro Forma 2019

Revenue of more than $11 billion and $2.6 billion of EBITDA

Creates Significant Shareholder Value through Tax-Efficient Reverse Morris Trust

Structure with Expected Cost Synergies of ~$300 million and Revenue Synergies of

About $400 million by End of Year Three Post Close

#1 or #2 Market Positions in High-Value Ingredients Categories and Best-in-Class R&D

Capabilities

Andreas Fibig to Serve as Chairman and CEO and Ed Breen Will Become Lead

Independent Director; Combined Company Board to Consist of Directors from IFF and

DuPont

IFF’s Largest Shareholder, at ~19% of Shares Outstanding, Has Agreed to Vote in

Favor of the Transaction

Committed to Maintaining Investment Grade Balance Sheet and Expected to Delever

Below 3.0x by Year Two Post Transaction Closing, While Maintaining IFF’s Existing

Dividend Policy

NEW YORK and WILMINGTON, Del. – December 15, 2019 – IFF (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DD) today announced that they have entered into a definitive agreement for the merger of IFF and DuPont’s Nutrition & Biosciences (N&B) business in a Reverse Morris Trust transaction. The deal values the combined company at $45.4 billion on an enterprise value basis, reflecting a value of $26.2 billion for the N&B business based on IFF’s share price as of December 13, 2019. Under the terms of the agreement, which has been unanimously approved by both Boards of Directors, DuPont shareholders will own 55.4% of the shares of the new company and existing IFF shareholders will own 44.6%. Upon completion of the transaction, DuPont will receive a one-time $7.3 billion special cash payment, subject to certain adjustments.

The combination of IFF and N&B creates a global leader in high-value ingredients and solutions for global Food & Beverage, Home & Personal Care and Health & Wellness markets, with estimated 2019 pro forma revenue of more than $11 billion and EBITDA of $2.6 billion, excluding synergies. The complementary portfolios will give the company leadership positions across key Taste, Texture, Scent, Nutrition, Enzymes,

Cultures, Soy Proteins and Probiotics categories. The combined company’s global reach and enhanced set of capabilities will enable the creation of innovative solutions to respond to customer demands and increasing consumer preferences for natural, healthier, and “better for you” products.

“The combination of IFF and N&B is a pivotal moment in our journey to lead our industry as an invaluable innovation and creative partner for our customers. Together, we will create a leading ingredients and solutions provider with a broader set of capabilities to meet our customers’ evolving needs,” said IFF Chairman and CEO, Andreas Fibig. “With highly complementary portfolios, we will have global scale and leading positions in key growth categories to capitalize on positive market trends, drive strong profitable growth for our shareholders and create opportunities for our employees. I have been impressed by N&B’s management team, which shares our culture and values, and we look forward to welcoming them to the IFF family.”

“DuPont and IFF share long and successful histories of customer-driven innovation and cultures of excellence, which is why I am confident that N&B will be well-positioned for its next phase of growth. I am pleased to join the Board of the combined organization and remain involved in unlocking the potential of this new company,” said Ed Breen, Executive Chairman of DuPont. “We conducted a very thorough process leading us to the selection of IFF as the preferred strategic partner for N&B. I am excited about the future of the new company and all the opportunities it has for long-term value creation.”

Strategic Rationale

The new company will be ideally equipped to deliver in-demand differentiated solutions for more natural, healthy products to an expanded customer base spanning both large multinationals and fast-growing small and medium-sized customers.

•	Best-in-Class Innovation Portfolio Creates Differentiated Offering and Compelling Value Proposition – The company will be an immediate leader in the rapid consumer-driven industry evolution toward healthier, “better for you” products. With leading R&D and applications development capabilities and an expanded customer base, the combined company is expected to significantly increase customer speed to market, create new efficiencies in product development and provide critical consumer insights for next-generation products.

•	Leading Positions Across High-Value Added Ingredient Categories – The company will have #1 or #2 positions across attractive Taste, Texture, Scent, Nutrition, Cultures, Enzymes, Soy Proteins and Probiotics categories.

•	Highly Attractive Financial Profile – Shareholders will benefit from a highly profitable business with strong cash generation. The company expects to generate attractive top-line growth and enhanced margins with further benefit from cost synergies and revenue growth opportunities. The combined company will maintain IFF’s current dividend policy.

•	Shared Culture and Vision, a Strategic Asset to Execution – IFF and N&B are customer-focused organizations with cultures that emphasize science and creativity. The combined company will benefit from the best of both organizations’ experienced leaders and talented teams. Our shared commitment to sustainability, along with the combination of our complementary capabilities, will allow us to positively shape the evolution of the industry.

“My team and I are excited about the opportunity to build the new company and create a new world-class leader. Our expertise together with IFF will best position us to address customer needs and ultimately redefine our industry,” said N&B President, Matthias Heinzel. “IFF’s innovation and customer-centric culture is remarkably similar to ours and we look forward to working with them for a smooth integration of our two organizations.”

Governance and Management

Upon closing, the new company’s Board of Directors will consist of 13 directors: 7 current IFF directors and 6 DuPont director appointees until the Annual Meeting in 2022, when there will be 6 directors from each company. Andreas Fibig will continue to be the Chairman of the Board and an IFF appointee, he will also continue as Chief Executive Officer. The company will be headquartered in New York. DuPont Executive Chairman, Ed Breen, will join the board of the combined company as a DuPont appointee and will serve as Lead Independent Director starting June 1, 2021.

The new company will draw upon the best talent from both organizations. IFF and N&B will form an Integration Office composed of leaders from both companies.

Financial Benefits

The combined company will have a strong financial profile, including:

•	Pro forma revenues of more than $11 billion based on fiscal year 2019 estimated results

•	Adjusted EBITDA margin of ~23% pre-synergies and ~26% with run-rate cost synergies based on fiscal 2019 pro forma estimated results

•	Expected revenue growth rate in the mid-single digits over the long-term

•	Strong cash flow generation supporting an investment grade credit profile

•	Commitment to the continuation of IFF’s historical dividend policy

IFF expects to realize cost synergies of approximately $300 million on a run-rate basis by the end of the third year post-closing. These cost synergies will be driven by procurement excellence, streamlining overhead and manufacturing efficiencies. In addition, the combined company’s target is to deliver more than $400 million in run-rate revenue synergies, which would result in more than $175 million of EBITDA, driven by cross-selling opportunities and leveraging the expanded capabilities across a broader customer base.

IFF is committed to maintaining an investment grade rating and plans to delever from approximately 4.0x at transaction close to below 3.0x by year two following closing. Following the close of the transaction, IFF expects that substantially all of the debt of the combined company will be pari passu.

Guidance

IFF is affirming its existing 2019 full-year guidance. The company reconfirms its full-year projections for sales to be between $5.15 billion and $5.25 billion with adjusted EPS to be between $4.85 and $5.05 and adjusted EPS excluding amortization to be between $6.15 and $6.35.

DuPont reconfirms its expectations for total annual revenue of approximately $21.5 billion and an adjusted EPS1 range of $3.77 to $3.82. DuPont expects operating EBITDA to be at the low end of the previously provided range, primarily driven by temporary supply chain disruptions in Safety & Construction (S&C) and Electronics & Imaging (E&I).

Transaction Details

The combination will be executed through a Reverse Morris Trust transaction. Upon completion, DuPont shareholders will own 55.4% of the combined company and IFF’s shareholders will own 44.6%. In addition, at the time of completion, DuPont will receive a one-time $7.3 billion cash payment, subject to adjustment. The transaction is expected to be tax-free to DuPont and its shareholders for U.S. federal income tax purposes.

Financing and Approvals

The transaction is subject to approval by IFF shareholders and other customary closing conditions, including regulatory approvals. As part of the transaction, IFF’s largest shareholder, Winder Investments, has agreed to vote in favor of the transaction. The parties target closing the deal by the end of the first quarter of 2021. IFF and N&B have obtained fully-committed debt financing from Morgan Stanley and Credit Suisse. The combined company is committed to maintaining an investment grade rating.

Advisors

Greenhill & Co. LLC and Morgan Stanley & Co. LLC are serving as IFF’s financial advisors and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel. Credit Suisse Securities (USA) LLC and Evercore are serving as DuPont’s financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

Conference Call Details

The two companies will host a joint conference call on Monday, December 16, 2019, at 7:30 am ET to discuss the announcement. The call will include a slide presentation and participants are encouraged to view the presentation via webcast at www.strongerinnovationtogether.com/investors.

The conference call may also be accessed by dialing: (877) 830-2586 (Toll Free) or (785) 424-1734 (International) and using the Conference ID: 121619. A replay will be available for approximately 90 days and can be accessed by dialing: (800) 839-4199 (Toll Free) or (402) 220-2989 (International).

Additional information about the combination of IFF and N&B can be found at www.strongerinnovationtogether.com.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

[1]

Adjusted EPS is on a pro forma basis and is a non-GAAP measure. Refer to the Reconciliation of Adjusted Earnings Per Share Outlook included in DuPont’s third quarter earnings announcement released on October 31, 2019 which can be found on the Investors section of our website.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.